Exhibit 99.2

Quarterly Commentary

Fourth Quarter and Full-Year Ended

December 31, 2018

February 20, 2019

Fourth Quarter and Full-Year 2018 Performance Summary

Over the course of 2018, we shifted our commercial emphasis from fleet enhancement to the introduction of managed services that leverage the performance of our Intelsat EpicNG satellite technology. In the fourth quarter of 2018, we signed distributors for our commercial and government aeronautical managed services, FlexExec™ and FlexAir™, and expanded the active user base on our Flex Maritime™ service. Our media business completed a number of long-term renewals, demonstrating the unmatched efficiency of satellite technology for video programming distribution. Separately, our C-band spectrum proposal to the U.S. Federal Communications Commission (“FCC”) took significant steps forward. Our C-band Alliance delivered additional detail with respect to the technology and transition plans underpinning our market-based approach that ensures protection of current C-band users while delivering cleared spectrum within 18 to 36 months of a final FCC order.

Intelsat S.A.

Quarterly Commentary

4Q 2018

On January 1, 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The most significant adjustments to our reported results were related to contracts with a significant financing component, typically with respect to our long-term media and government contracts for which a prepayment was received, which resulted in an increase in revenue and an increase in interest expense, both of which are non-cash. Only a small portion of our total contracts required accounting changes as a result of implementing ASC 606. This change further aligns Intelsat with international accounting practices consistent with our peer group.

Total revenue was $543 million in the fourth quarter of 2018, an increase of $5 million as compared to the fourth quarter of 2017. Total revenue excluding the effects of ASC 606 was $515 million for the fourth quarter of 2018, a decline of $23 million, or 4 percent, as compared to the fourth quarter of 2017, and slightly improved as compared to the third quarter of 2018.

Net loss attributable to Intelsat S.A. was $111 million for the fourth quarter of 2018, as compared to net loss attributable to Intelsat S.A. of $90 million in the fourth quarter of 2017. The greater loss in the current year period primarily reflects higher interest expense and a loss on the early extinguishment of debt as compared to the same period in the prior year.

Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, of $418 million, or 77 percent of revenue, increased from $416 million, or 77 percent of revenue, in the fourth quarter of 2017. Excluding the effects of ASC 606, Adjusted EBITDA was $392 million, or 76 percent of revenue, a decrease of $24 million, or 6 percent, as compared to the fourth quarter of 2017, primarily reflecting the overall lower revenue, and stable as compared to the third quarter of 2018.

Full-year 2018 revenue was $2,161 million, a 1 percent increase as compared to revenue of $2,149 million in 2017. Full-year 2018 revenue excluding the effects of ASC 606 was $2,058 million, a decline of $91 million, or 4 percent, as compared to the full-year 2017. Net loss attributable to Intelsat

Intelsat S.A.

Quarterly Commentary

4Q 2018

S.A. was $600 million for the full-year 2018, as compared to net loss attributable to Intelsat S.A. of $179 million in the full-year 2017. The greater loss in the current year period primarily reflects higher interest expense and a loss on the early extinguishment of debt as compared to the prior year.

Adjusted EBITDA for the full year 2018 was $1,668 million, or 77 percent of revenue, decreased from $1,665 million, or 77 percent of revenue, for the full-year 2017. Excluding the effects of ASC 606, Adjusted EBITDA was $1,565 million, or 76 percent of revenue, a decrease of $100 million, or 6 percent, as compared to the full-year 2017, primarily reflecting the overall lower revenue in 2018 as compared to 2017.

Factors reflected in the year-over-year results include: non-renewing wide-beam data services replaced by higher volume, but lower priced high-throughput services for mobility and other applications; lower pricing on renewing data services in network services and government; and reduced volume from non-renewing media services, primarily in North America and Latin America. Broadly, our global media customers increasingly seek to economize due to expanding infrastructure requirements to support multiple distribution paths, pressuring volume commitments. We continue to benefit from growth in revenue from commercial broadband mobility networks, although the pace is slower as compared to our 2017 rate.

Contracted backlog at December 31, 2018 was $8.1 billion, inclusive of approximately $1.1 billion attributable to the effects of ASC 606. Excluding the effects of ASC 606, contracted backlog was $7.1 billion, representing expected future revenue under existing contracts with customers, as compared to $7.3 billion at September 30, 2018. At approximately 3.4 times trailing 12 months revenue (from January 1, 2018 to December 31, 2018), our backlog remains sizable; we believe it provides a solid foundation for predictable cash flow and investment in our business. Nearly two-thirds of our backlog is related to our longer-term media contracts.

2019 Operational Priorities

Our 2019 plan features five operational priorities which are designed to stabilize our core business and grow new revenue, optimize asset value, lead the industry in standards- and software-based technology adoption, improve our competitive position and capital intensity, and maintain cash flow discipline.

1.	Leverage all assets within the Intelsat global network for maximum return.

•

Our joint venture satellite, Horizons 3e, entered service mid-January 2019, completing the first phase of the Intelsat EpicNG program and creating the first global Ku-band high throughput satellite network. Inception to December 31, 2018, backlog on the Intelsat Epic fleet is $1.4 billion, an increase of 16 percent as compared to the December 31, 2017 total.

•	Intelsat 38, a replacement for our Intelsat 12 satellite, entered service in late January 2019.

•	In the second quarter of 2019 we plan to launch one satellite, Intelsat 39, which includes a sizeable customized payload for the Ministry of Transport and Communications of Myanmar.

2.

Scale our managed services across enterprise, maritime and business jet commercial services and aeronautical government opportunities and build powerful distribution channels to amplify our marketing efforts.

Intelsat S.A.

Quarterly Commentary

4Q 2018

•

In the fourth quarter, we formally introduced two managed services targeting aeronautical applications. FlexExec™, our commercial business jet service, named Satcom Direct as its lead distributor. FlexAir™, our managed service targeting government aeronautical requirements, announced L3 Communications and COMSAT to the initial lineup of distributors. See “4Q 2018 Business Highlights, Government,” below, for further details.

3.

Lead the industry in seamless implementation of satellite-based telecommunications solutions with the global telecommunications infrastructure. Invest in and develop standards-based terminals and ground hardware, innovative and software-defined technology, and participate in 3GPP and other broad telecom sector standards development in order to seamlessly interface with the global telecommunications infrastructure, while also reducing the capital intensity of our services.

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In 2019, Intelsat will add to its history of firsts when it takes receipt of the sector’s first mission extension vehicle (“MEV”), which will be provided as a service by Northrop Grumman. When the MEV is mated to our Intelsat 901 satellite, we will be deferring capital expenditures by extending the service life of a healthy revenue-generating in-orbit spacecraft.

4.	Maintain a disciplined stance on cash flow management.

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Following the raising of $4.9 billion in four capital markets transactions in 2018, Intelsat has enhanced its capital structure, providing the company additional flexibility as it pursues its transformation plan. With continued disciplined cash management, Intelsat will ensure that upcoming maturities will be addressed per our plan while also proactively seeking other capital markets activities to continually improve the structure.

5.	Optimize our spectrum rights, providing sector leadership with respect to protecting current use, providing regulatory and operational guidance based on market-based experience, and maximizing value.

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Intelsat plans an active role at the upcoming World Radio Conference 2019, the International Telecommunications Union event which is held every three or four years to review the international Radio Regulations (RR), the international treaty governing the use of global radio-frequency spectrum. Ensuring protection of satellite spectrum is the top priority of the team to ensure that our ability to serve our customers will not be impaired or limited as a result of competing technologies.

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On October 1, 2018, the four satellite operators providing C-band services in the continental U.S., Intelsat, SES, Eutelsat and Telesat, announced the formation of the C-Band Alliance. The C-Band Alliance, or “CBA,” is designed to act as a facilitator as described in the FCC proceeding featuring the companies’ market-based proposal to clear a portion of C-band spectrum in an effort to support accelerated 5G deployment and innovation in the U.S. Important milestones achieved in the fourth quarter:

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On October 22, 2018, the CBA increased to 200 MHz, inclusive of a 20 MHz guard band, its proposal to clear a portion of the C-band spectrum in the 3.7-4.2 GHz range currently assigned to fixed satellite services operators in the United States.

Intelsat S.A.

Quarterly Commentary

4Q 2018

•

On December 7, 2018, Intelsat, working with the other CBA members and other stakeholder organizations, filed in the Reply phase of the FCC Notice of Proposed Rulemaking (“NPRM”) proceeding under GN Docket No. 18-122.

•

On December 20, 2018, the CBA filed an Ex Parte with the FCC, disclosing a commercial invitation sent to over 300 entities as part of a transparent process to ensure that all interested parties are included when the market-based process begins.

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In early January 2019, the CBA filed an Ex Parte with the FCC confirming that Intelsat and CBA-member SES plan to procure up to eight satellites from U.S. manufacturers in order to replace a large portion of the transmission units that would be lost as a result of clearing 200 MHz of spectrum.

We remain confident in the merits and strengths of our proposal, specifically, the protection of all existing C-band users, and our commitment to clear spectrum within 18 to 36 months of an FCC order, enabling the U.S. to lead the race to 5G.

We continue to work constructively with the FCC, our customers and other stakeholders on enhancing our proposal to effectively address the technical and operational issues that the current licensees of the band—Intelsat and the other satellite operators—are best positioned to resolve.

We believe that it is possible the FCC may issue its final order by mid-2019. However, we can provide no assurance as to the likelihood of the FCC’s acceptance of the various facets of our proposal, or the timing of a final ruling, all of which are in the control of the FCC.

Intelsat S.A.

Quarterly Commentary

4Q 2018

4Q 2018 Business Highlights and Customer Set Performance

All 2018 comparisons are to 2017 unless noted otherwise

Network Services

Network services revenue was $202 million in the fourth quarter of 2018. Excluding $3 million of revenue attributable to ASC 606, network services revenue in the fourth quarter declined by $13 million, or 6 percent, to $199 million as compared to the fourth quarter of 2017. The primary factors contributing to the year-over-year decline were a $12 million decline in transponder services due to end of service, non-renewals and contraction of services, the largest of which were used in cellular backhaul and enterprise services for customers in Latin America, Europe and Africa, as well as lower prices on renewing wide-beam business. The transponder services decline also includes $4 million of network services revenues which were reclassified to our government customer set due to clarification of end-use applications. These declines were partially offset by growth in revenue from broadband mobility services.

As compared to the third quarter of 2018, network services revenue was stable, with growth in mobility solutions leveraging the Intelsat EpicNG high-throughput network offsetting non-renewals of point-to-point and other services.

Fourth Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet and managed services platforms, while also booking new business and renewals on our traditional satellites. In the fourth quarter of 2018, we continued to advance our goal of supporting, and seamlessly integrating with, wireless network infrastructure. Contracts in the wireless sector included:

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Leading Peruvian telecommunications provider, Telefonica del Peru S.A.A., renewed services on the Intelsat EpicNG fleet. Under the contract extension, Telefonica del Peru will continue to use Intelsat 29e and Intelsat 37e for infrastructure services supporting delivery of wireless communications in Peru.

Intelsat S.A.

Quarterly Commentary

4Q 2018

Enterprise networks are large private data networks that use satellite solutions because of geographic reach, efficient broadcast capabilities and reliability. Enterprise contracts signed in the fourth quarter of 2018 include:

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Morocco-based Societe D’Amenagement et de Developpement Vert (“SADV”) signed an agreement with Intelsat for a managed enterprise network using Intelsat 37e. The network will be used across Morocco and Africa using multiple Intelsat EpicNG high throughput beams. SADV will be provided a dedicated, fully managed broadband network across the North and West Africa region.

•

A U.S.-based international intergovernmental organization renewed services on the Intelsat 907 satellite featuring an Intelsat AgileCore UX trunking solution. The customer uses Intelsat infrastructure as a key element of its global network supporting security, logistics and administrative functions, as well as disaster recovery support.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are fast growing applications which use our wide-beam satellites, Intelsat EpicNG satellites, and IntelsatOne Flex® managed services. Mobility agreements signed in the fourth quarter include:

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Gogo, the global leader in providing broadband connectivity solutions and wireless entertainment to the aviation industry, renewed its existing global portfolio of services on five Intelsat satellites serving Asia, Latin America and the North Pacific.

•

Maritime broadband services provider, OmniAccess S.L., signed a new multi-transponder, multi-year agreement for services on Intelsat 905, increasing its global service capability for the superyacht, river and ocean cruise sectors.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. Longer term, Intelsat’s strategy includes building seamless solutions for the land mobile sector, including connected cars and other forms of land transport.

Media

Media revenue was $231 million in the fourth quarter of 2018, a $5 million, or 2 percent increase, when compared to the prior year quarter. Excluding $17 million of revenue attributable to ASC 606, media revenue in the fourth quarter declined by $12 million, or 5 percent, to $214 million as compared to the fourth quarter of 2017. Media revenues in the fourth quarter of 2018 declined primarily due to $9 million in lower transponder services resulting from non-renewals and volume reductions from certain customers in the North America and Latin America regions, inclusive of $4 million in reduced revenue related to collections and currency fluctuation issues and a $2 million decline in managed media services.

Intelsat S.A.

Quarterly Commentary

4Q 2018

As compared to the third quarter of 2018, media revenues were relatively stable. The impact of ASC 606 was constant between the third and fourth quarters of 2018 and thus is not a factor in the comparison of the two periods.

Fourth Quarter and Recent Media Highlights and Business Trends:

Business activity was driven primarily by renewing contracts related to Intelsat’s media distribution neighborhoods in the United States and Latin America.

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AMC Networks Broadcasting and Technology, a subsidiary of AMC Networks Inc., agreed to extend distribution services on Intelsat’s Galaxy 14 satellite, one of Intelsat’s leading U.S. video neighborhoods. Over the course of the long-term agreement, the service will migrate to the upcoming Galaxy 30 satellite, which will replace Galaxy 14.

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Japan’s national public broadcasting organization, NHK, renewed services on four Intelsat satellites and IntelsatOne® terrestrial services that form the foundation of its global distribution platform. NHK benefits from a single source solution, managed and monitored end-to-end by Intelsat.

•

Discovery Inc. renewed a portfolio of services under a long-term agreement. Discovery uses the IntelsatOne ground network and Intelsat satellite infrastructure for programming distribution in the U.S. and around the world, and to ensure flawless operations through teleport redundancy.

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Leading Colombian broadcaster and international pay television distributor, Caracol Television S.A., renewed its Latin American and U.S. distribution services on two of Intelsat’s powerhouse distribution neighborhoods, Intelsat 21 and Galaxy 13, continuing services well into the next decade.

A noted trend in our media segment is increasing focus on cost efficiency, primarily by our global and regional programmers, as customers increasingly seek to economize due to expanding infrastructure requirements to support multiple distribution paths, which in turn pressures volume commitments at the time of renewal. We are responding to the trends in our media business by emphasizing new services beyond traditional broadcast and distribution that will support cloud-based and multi-format distribution. We also aim to expand the types of services we provide to our media customers, particularly those which distribute content globally, where we can leverage our fleet and our IntelsatOne terrestrial network.

Intelsat S.A.

Quarterly Commentary

4Q 2018

Government

Sales to government customers generated revenue of $98 million in the fourth quarter of 2018, an $8 million, or 8 percent, increase as compared to the prior year quarter. Excluding $8 million of revenue attributable to ASC 606, government revenue in the fourth quarter was essentially unchanged as compared to the fourth quarter of 2017. A reclassification of $4 million in revenue from our network services business to government was offset by lower revenues on renewing services resulting from price adjustments, lower sales of customer premises equipment as compared to the year-ago quarter and lower volume from non-renewing services.

As compared to the third quarter of 2018, revenue was stable. The impact of ASC 606 was consistent between the third and fourth quarters of 2018, and thus is not a factor in the comparison of the two periods.

On-Network revenue represented 61 percent of government services in the fourth quarter of 2018, unchanged as compared to 61 percent in the fourth quarter of 2017.

Fourth Quarter Government Highlights and Business Trends:

We note continued reliance on LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new transponder services contracts.

•

Intelsat General achieved an overall renewal rate for 2018 of over 95 percent on nearly 900 MHz of on- and off-network services, demonstrating its market leadership in providing mission critical services to its demanding customer set.

•

Intelsat General launched its government aeronautical managed service platform, targeting the intelligence, surveillance and reconnaissance (ISR) market as well as in-flight communications for government personnel. FlexAir™ is the first commercially available aeronautical service for 45cm-performance equivalent Ku-band antennas to be provided to the government as a managed service under terms which provide a predictable cost structure.

Over the mid-term, our strategy to grow our government business includes driving new revenue from new services based upon our differentiated capacity, including Intelsat EpicNG high-throughput capabilities, designed to address expected U.S. government demand for aeronautical and ground mobile applications.

Intelsat S.A.

Quarterly Commentary

4Q 2018

Fleet and Operations Update

Intelsat’s average fill rate on our approximately 1,775 station-kept wide-beam transponders was 78 percent at December 31, 2018.

As of December 31, 2018, the HTS Intelsat EpicNG unit count was approximately 1,150 units in service, stable in comparison to the Intelsat EpicNG transponder count at September 30, 2018.

Intelsat 38 and Horizons 3e, successfully launched on September 25, 2018, separately entered service in January 2019.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, two of which are in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. The satellites included in our capital expenditure plan exclude those planned to be launched as part of the CBA proposal to clear up to 200 MHz of C-band spectrum in the U.S., if adopted. (See “2019 Operating Priorities – Optimize our Spectrum Rights,” above)

Each of the satellites within the current capital expenditure plan are fully-owned satellites.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	2Q 2019	3Q 2019	Broadband Infrastructure
Galaxy 30	G-14	235°E	Arianespace Ariane 5	2020	2020	Media, Broadband

Our fleet management plan includes the use of mission extension vehicles, or “MEVs,” to extend the operational life of two of our wide-beam satellites, which reduces overall capital expenditures in the near- to mid-term but will increase operating expenses as each MEV enters service. Our first MEV mission is expected to commence in the second quarter of 2019, with services commencing before year-end 2019. The second MEV mission will launch later in 2019, with an early 2020 start date.

Intelsat S.A.

Quarterly Commentary

4Q 2018

Cash Flows

During the fourth quarter of 2018, net cash provided by operating activities was $170 million. Cash paid for interest was $204 million, of which $9 million was capitalized.

Capital expenditures, net were $68 million, resulting in free cash flow from operations1 of $101 million for the fourth quarter of 2018.

Cash taxes paid in the quarter ended December 31, 2018 were $3 million.

Our ending cash balance at December 31, 2018 was $485 million.    In the quarter-ended December 31, 2018, $969 million was applied to debt repurchases and redemptions in connection with recent capital markets transactions.

Capital Markets Transactions

In October 2018, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) completed an add-on offering of $700 million aggregate principal amount of its 8.5% Senior Notes due 2024. The net proceeds from the add-on offering, together with cash on hand, were used to repurchase and redeem all the remaining approximately $709 million aggregate principal amount outstanding of Intelsat Jackson’s 7.5% Senior Notes due 2021, and to pay related fees and expenses.

In December 2018, funds affiliated with BC Partners and Silver Lake sold approximately 8.2 million and 1.8 million of our common shares, respectively, in a public offering which was priced at $25.75 per share. No proceeds from the sale were received by the Company.

Our successful 2018 transactions enhanced our capital structure. We fully appreciated the support of the investment community in this key 2018 accomplishment.

Intelsat S.A.

Quarterly Commentary

4Q 2018

2019 Outlook & Guidance

Please note that our guidance discussion presented below, and our upcoming 2019 financial reports are inclusive of all effects of ASC 606; all statements are presented on a comparable basis to our 2018 U.S. GAAP Reporting.

Business Environment: Our backlog provides the foundation for our revenue assumptions. Total backlog at December 31, 2018 was $8.1 billion. Our beginning of year backlog for 2019 was $1.7 billion, a decline of roughly $90 million as compared to the beginning of year backlog for 2018.

Over the course of 2018 one new Intelsat EpicNG satellite entered service, and the sixth and last of the current Intelsat EpicNG series entered service in early 2019. These satellites, which deliver higher transmission efficiency and support sustainable business cases at lower price points, provide valuable new inventory that supports our strategic goals. The new revenues generated by our Intelsat EpicNG fleet, the majority of which are generated from maritime, aeronautical, wireless infrastructure, enterprise networking and government applications, are moderated by pressures described below that remain in our traditional wide-beam business:

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Non-renewals, and lower prices on renewing services, primarily within our network services business, with a meaningful step down in quarterly run-rate expected beginning with the first quarter of 2019.

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Certain of our network services business is contracted at lower prices when renewed. We have approximately $150 million of legacy network services backlog that were last contracted prior to January 2015. Our forecast assumes that our revenues will be reduced when we renew portions of this backlog at current market rates.

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Media customers seeking further cost efficiencies in their respective distribution networks, resulting in lower volume, and in certain regions, price reductions upon contract renewal. This will result in lower committed volumes of services in 2019 and beyond. In 2018, continental U.S. media distribution services represented roughly 7 percent of total Company revenue.

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Our analyses indicate that price conditions are generally stable, with modest pricing pressures in certain regions, particularly for network services applications. The rate of annual price decline has slowed appreciably from that of the 2016-2017 time period. High volume mobility applications remain the most price sensitive, with price declines noted on new and renewing contracts in 2018.

•	Continuing geo-economic conditions, which require increased accruals for bad debt expense or result in portfolio renegotiations.

These revenue trends should be partially offset by several factors that are expected to have a positive impact on our revenue in 2019:

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Contracted and new revenues are expected to build over the course of 2019 related to our broadband, mobility and government businesses on our Flex™ managed services and Mobile Reach offerings, which are based upon the Intelsat EpicNG infrastructure. In 2018, broadband services we provided for commercial mobility applications accounted for approximately 14% of our total company revenue.

Intelsat S.A.

Quarterly Commentary

4Q 2018

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Incremental revenue opportunities on our new Horizons 3e joint venture satellite and Intelsat 39 satellites, which launch with attractive backlog that will commence conversion to revenue at the respective in-service dates.

In addition, our operating expense profile changes noticeably in 2019.

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The entry into service in 2019 of two venture-type satellites, and to a lesser degree, the service costs related to our mission extension vehicle program results in an increase in direct costs of revenue in 2019. In addition, we will incur increased network operations staff and marketing expense related to implementation of our managed services strategy, which will negatively impact our total operating expenses. Combined with other annual staff cost increases, these factors result in approximately $40 million to $50 million in net incremental 2019 operating expenses.

We are highly focused on maintaining discipline with respect to cash flow, noting several elements with 2019 effect, among others:

•	The non-cash revenue effect of ASC 606 adoption embedded in Adjusted EBITDA;

•	Amortization of capacity prepayments;

•	Capitalization of interest payments included in capital expenditure guidance; and

•	Principal and interest payments for satellite performance incentives.

Intelsat S.A.

Quarterly Commentary

4Q 2018

Revenue Guidance: We expect full-year 2019 revenue in a range of $2.060 billion to $2.120 billion. Our full-year 2019 customer set revenue expectations are as follows:

•	Growth of 2 percent to a decline of 1 percent in our government business;

•	A decline of 3 percent to 6 percent in our media business; and

•	A decline of 3 percent to 6 percent in our network services business.

Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.530 billion to $1.580 billion. This reflects the lower revenue and increased direct cost of revenue, staff and marketing costs outlined above.

The above guidance includes all effects of ASC 606, and is presented on a fully comparable basis to 2018 U.S. GAAP reported results. In 2019, we will cease detailed reporting of ASC 606 effects.

Capital Expenditure Guidance:

Over the period January 1, 2019 to December 31, 2021 (the “Guidance Period”), we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

By the conclusion of the Guidance Period at the end of 2021, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 2 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, two of which are in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the guidance period, we plan for an increased proportion of our capital expenditures to be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect cash taxes to range from $30 million to $40 million annually.

Intelsat S.A.

Quarterly Commentary

4Q 2018

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]

In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Safe Harbor Statement

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual

Intelsat S.A.

Quarterly Commentary

4Q 2018

results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406